Exhibit 99.1

Stealth BioTherapeutics Corp Announces Completion of Merger

BOSTON, November 16, 2022 – Stealth BioTherapeutics Corp (Nasdaq: MITO) (the “Company” or “Stealth BioTherapeutics”), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, announced today the completion of the merger (the “Merger”) with Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Merger Sub”), pursuant to the previously announced Agreement and Plan of Merger, dated as of July 31, 2022 (the “Merger Agreement”), among the Company, Stealth Parent Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”) and Merger Sub, a wholly-owned subsidiary of Parent, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). In the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving company. As a result of the Merger, the Company has become a privately held company and its ADSs will no longer be listed on the NASDAQ Global Market (“NASDAQ”).

In accordance with the terms of the Merger Agreement and the Plan of Merger, which were approved by the Company’s shareholders at an extraordinary general meeting held on November 15, 2022, each ordinary share, par value US$0.0003 per share, of the Company (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was cancelled and ceased to exist, in exchange for the right to receive US$0.03125 in cash without interest (the “Per Share Merger Consideration”), and each American Depositary Share of the Company (each an “ADS,” representing twelve Shares, and collectively, the “ADSs”) outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$0.375 in cash without interest (less an ADS cancellation fee of $0.05 per ADS) (the “Per ADS Merger Consideration” and together with the Per Share Merger Consideration, the “Merger Consideration”), except for (a) Shares (including Shares represented by ADSs) beneficially owned by Morningside Venture (I) Investments Ltd. and its affiliates, (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and by any of their direct or indirect subsidiaries, and (c) Shares held by holders who have validly exercised and did not withdraw or lose the right to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration, without interest and net of any applicable withholding taxes, will be made to holders of ADSs as soon as practicable after Citibank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on NASDAQ be suspended as of November 16, 2022. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the section 12(b) deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations and terminate registration under 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC as promptly as practicable. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Houlihan Lokey Capital, Inc. is serving as financial advisor to a committee of independent and disinterested directors established by the Company’s board of directors (the “Special Committee”); Wilmer Cutler Pickering Hale and Dorr LLP is serving as U.S. legal counsel to the Special Committee and the Company; and Walkers is serving as Cayman Islands legal counsel to the Special Committee and the Company.

Goodwin Procter LLP is serving as U.S. legal counsel to a group of investors led by Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates and J. Wood Capital Advisors LLC (the “Buyer Group”); and Campbells LLP is serving as Cayman Islands legal counsel to the Buyer Group.

About Stealth BioTherapeutics

The Company is a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the eye, the neuromuscular system, the heart and the brain. The Company believes their lead product candidate, elamipretide, has the potential to treat ophthalmic diseases entailing mitochondrial dysfunction, such as dry AMD, rare neuromuscular disorders, such as primary mitochondrial myopathy and Duchenne muscular dystrophy, and rare cardiomyopathies, such as Barth syndrome. The Company is evaluating their second-generation clinical-stage candidate, SBT-272, for rare neurological disease indications, such as amyotrophic lateral sclerosis and frontotemporal lobar dementia, following promising preclinical data. The Company has optimized their discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. Such forward-looking statements include those regarding Stealth BioTherapeutics’ expectations regarding the timing of payment of the Per ADS Merger Consideration, the Merger and the potential benefits thereof. Statements that are not historical facts, including statements about Stealth BioTherapeutics’ beliefs, plans and expectations, are forward-looking statements. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics’ ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics’ product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics’ product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics’ product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics’ ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in Stealth BioTherapeutics’ most recent Annual Report on Form 20-F filed with the SEC, as well as in any future filings with the SEC. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by it to reflect subsequent events or circumstances.

Investor Relations for the Company

Kendall Investor Relations

Adam Bero, Ph.D.

abero@kendallir.com

IR@StealthBT.com